UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-228576, 333-203040, 333-210810, 333-211512, 333-213412, 333-214843 and 333-216883) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134 and 333-225284) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Warrant Grants

On October 13, 2020, the Company’s board of directors granted an aggregate of 15,000 warrants to certain employees of the Company (the “Warrants”) under the terms of Appendix 1 to the Company’s Articles of Association. In connection with the grant of these Warrants, the Company’s board of directors amended the Company’s Articles of Association to provide for the grant of these Warrants. Each Warrant confers the right to subscribe for one ordinary share of the Company and has an exercise price equal to US$160.00 per share, the closing price of the American Depositary Shares representing the Company’s ordinary shares as reported on the date of grant. Subject to earlier vesting upon the occurrence of certain exit events, the Warrants vest at a rate of 1/48th per month from the date of grant subject to continued service.

After giving effect to the grant of the Warrants described above, warrants to subscribe for an additional 1,747,700 shares of the Company remain available for future grant by the Company’s board of directors pursuant to the Company’s Articles of Association.

The foregoing description of the material terms of the Warrants is qualified in its entirety by reference to the Company’s Articles of Association, which is included as Exhibit 1.1 hereto and incorporated by reference herein.

Exhibits

Exhibit No.	Description
1.1	Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date:	October 14, 2020	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Chairman and Senior Vice President, Chief Legal Officer